

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2022

Scott Sobie
President and Chief Executive Officer
Hammerhead Energy Inc.
Suite 2700, 525-8th Avenue SW,
Calgary, Alberta, T2P 1G1

      Re: Hammerhead Energy Inc.
           Amendment No. 1 to Registration Statement on Form F-4
           Filed November 18, 2022
           File No. 333-267830

Dear Scott Sobie:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed November 18, 2022

What are some of the positive and negative factors the DCRD Board and the Special Committee considered..., page 10

1.   We note your revised disclosure in response to prior comment 4 stating that the Hammerhead Projections and the Risk-Adjusted Projections provide that Hammerhead's Levered Free Cash Flow (defined as EBITDA less Cash Interest Expense, Cash Taxes, Capital Expenditures and Lease Expenses, and Increases in Net Working Capital) will be meaningfully positive by 2024 at current commodity prices as of September 2022. Please revise to clarify your definition of "meaningfully."

Risk Factors
New SPAC will be a "controlled company" within the meaning of the NASDAQ corporate governance standards..., page 82

2.   We note you revised your prospectus cover page to reflect that following the completion of the business combination, the Riverstone Parties will control 58.5% of the voting power of the outstanding New SPAC Common Shares assuming none of the DCRD Public Shareholders elect to redeem their New SPAC Class A Common Shares that they receive in exchange for their DCRD Class A Ordinary Shares in connection with the Business Combination. Please make corresponding revisions to your risk factor disclosure here.

Structure of the Business Combination, page 130

3.   We note your response to prior comment 14. Please further revise your organizational diagrams at pages 31 and 131 to include your interim, or illustrative, redemption level.

The Business Combination
Background of the Business Combination, page 140

4.   We note your response to prior comment 18 and reissue in part. Please expand your disclosure to discuss in greater detail the basis for DCRD management's and the Special Committee's belief that the initial valuation of CAD 1.2 billion still supported an increased valuation of CAD$1.34 billion.

Material U.S. Federal Income Tax Considerations for U.S. Holders
The Domestication and SPAC Amalgamation, page 189

5.   We note your revised disclosure in response to prior comment 22 stating that, due to the absence of clear and complete guidance regarding the treatment of amalgamations under Canadian law for U.S. federal income tax purposes, the intended U.S. federal income tax treatment of the Domestication and SPAC Amalgamation is not free from doubt, and that no assurance can be given that a tax advisor will agree with your intended U.S. federal income tax treatment of the Domestication and SPAC Amalgamation or that the IRS would not assert, or that a court would not sustain, a contrary position. Please elaborate on why the treatment of amalgamations under Canadian law for U.S. federal income tax purposes is "not free from doubt," and describe any significant legal and factual uncertainties regarding the tax treatment of the Domestication and SPAC Amalgamation.

Business of Hammerhead and Certain Information About Hammerhead
Summary of Corporate Reserves, page 269

6.   We note your response to prior comment 32, including the expanded disclosure relating to the material changes that occurred in the proved undeveloped reserves for the year ended December 31, 2021. The explanation for the changes for new reserves added as

extensions and discoveries indicates the overall change includes certain net quantities resulting from the "recovery of several of the previous year's uneconomic locations." We believe that reserve additions resulting from a change in economic factors should be classified as revisions of the previous estimates consistent with the guidance in subparagraph (a) of FASB ASC 932-235-50-5 relating to the changes that occur in total proved reserves.

Please revise the classifications within your reserve reconciliation and the associated narratives accordingly. This comment also applies to your reclassification of similar locations included as part of the reconciliation of the changes in proved undeveloped reserve for the year ended December 31, 2020 and total proved reserves for the years ended December 31, 2021 and 2020.

Hammerhead Management's Discussion and Analysis of Financial Condition and Results of Operations
Production, page 305

7.   We note your response to prior comment 36 and reissue the comment in part. We also note the disclosure in the reserve reports filed as Exhibits 99.6 and 99.7 appear to indicate the properties in the Karr and Gold Creek areas in the Province of Alberta of Western Canada individually contain 15% or more of total proved reserves at December 31, 2021 and 2020. Please refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X and revise your disclosure accordingly.

Land Acreage, page 333

8.   We note from your response to prior comment 38 you determined that you do not have any material concentrations of expiring undeveloped acreage. We also note disclosure on page 333 indicating your net undeveloped acreage represents a significantly large proportion, approximately 83%, of your total net acreage as of September 30, 2022.

Please tell us the net amounts of undeveloped acreage subject to expiration during each of the next five annual periods, the conditions necessary to retain or renew your acreage, and the how the expiration of such acreage could impact your future development plans, particularly any proved undeveloped locations.

Executive Compensation
Historical Compensation of Hammerhead's Executive Officers - Year Ended December 31, 2021, page 348

9.   We note your revised disclosure in footnote 2 to the Historical Compensation of Hammerheads Executive Officers. Please note that bonuses must be reported in the year earned. Please revise or advise.

Exhibits

10. We note you have increased the number of Class A Common Shares to be issued to 127,759,879. Please include a revised registration fee table to account for the increased number of Class A Common Shares that you intend to issue.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Adam Givertz